SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Consumers Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

210509105

(CUSIP Number)

Renee K. Wood

Consumers National Bank, 614 E. Lincoln Way,

P.O. Box 256, Minerva, OH, 44657

330 868-7701

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 18, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

13D

CUSIP No.           E90215109

1.	Name of Reporting Person Romain F. Fry Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO - No Funds Transacted
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 341,101*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 341,101*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 341,101
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 12.4%
14.	Type of Reporting Person (See Instructions) OO

* Laurie L. McClellan, as trustee of the trust with sole voting and dispositive power, reports these shares as indirectly owned on her own Schedule 13D filing.

13D

Item 1. Security and Issuer

This statement relates to the common shares (“Common Stock”) of Consumers Bancorp, Inc., an Ohio corporation (the “Issuer”), the principal executive offices of which are located at 614 East Lincoln Way, Minerva, Ohio, 44657.

Item 2. Identity and Background

This statement is being filed by the Romain F. Fry Family Trust, a trust formed in the United States of America with its address at 28 Tepee Drive, Minerva, Ohio, 44657. Laurie L. McClellan, the current Chairman of the Board of the Issuer, is the sole trustee of the trust.

Item 3. Source and Amount of Funds or Other Consideration

On January 18, 2019, the Romain F. Fry Marital Trust transferred 288,817 shares of the Issuer’s Common Stock to the Romain F. Fry Family Trust, of which Mrs. McClellan is the trustee and reports its holdings as indirectly owned. No funds were transferred as part of the transaction.

Items 4. Purpose of Transaction

The Romain F. Fry Family Trust acquired the Common Stock for personal and family investment purposes.

Item 5. Interest in Securities of the Issuer.

The 341,101 shares of the Issuer’s Common Stock reported in this Schedule 13D represent 12.4% of the currently issued and outstanding Common Stock. Mrs. McClellan, as trustee of the trust, has sole voting and dispositive power with respect to the shares and reports the shares as indirectly owned on her separate Schedule 13D filing.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not Applicable

Item 7. Material to be Filed as Exhibits.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2019	By: /s/ Laurie L. McClellan
Laurie L. McClellan, as trustee